EXHIBIT 23.1


                       Consent of Independent Accountants

The Board of Directors and Stockholders
Watts Industries, Inc.:

We consent to incorporation by reference herein of our report dated February 5, 2002 relating to the consolidated balance sheets of Watts Industries, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2001 and 2000, the six month period ended December 31, 1999 and the fiscal year ended June 30, 1999, which report appears in the December 31, 2001 annual report on Form 10-K of Watts Industries, Inc. and to the reference to our firm under the heading "Experts" in the prospectus.

/s/ KPMG LLP


Boston, Massachusetts
May 29, 2002